Filed by Hercules Offshore, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Hercules Offshore, Inc.
Commission File No.: 0-51582

TO:	All Hercules Offshore, Inc. and TODCO Employees
FROM:	Randy Stilley, Chief Executive Officer, Hercules Offshore, Inc.
Jan Rask, President, Chief Executive Officer, TODCO
SUBJECT:	Hercules Offshore and TODCO Merger Agreement

Announcing the Combination of Hercules Offshore and TODCO

Hercules Offshore, Inc. and TODCO announced their plan today to join forces, with Hercules Offshore agreeing to acquire the stock of TODCO. The acquisition is pending regulatory and shareholder approval and is expected to be completed in the summer of 2007.

Hercules Offshore and TODCO are a winning combination. The two companies create the fourth largest jack-up fleet in the world, the largest liftboat fleet and the largest barge fleet, consisting of 33 jack-up rigs, 27 barge rigs, 3 submersibles, 9 land rigs, 64 liftboats, and a fleet of marine tug vessels.

We are pleased to welcome the over 3,000 TODCO employees into the Hercules family. Together, our combined experience and knowledge will be important in helping us meet the growing demand for our services. Our goal for Hercules Offshore, as it has always been, is to continue to build upon the solid employee base we have with those who possess the same desire and commitment to grow as we grow. We are excited about this opportunity and look forward to working with our integrated team in the near future.

Despite the combination of the companies, many things will remain the same, given our shared values and vision of the two companies. The combined company, Hercules Offshore, will remain committed to protecting the safety and well-being of its employees and will continue to be a high-quality drilling contractor and marine service provider. Although the companies are similar in their values and vision, there will be new opportunities as a result of the combination. As a larger, more diversified company, we will gain the following advantages:

•	More capacity to meet the needs of a broader base of customers

•	The ability to strengthen and diversify the geographic areas in which the Company operates, enhancing our international presence

•	The opportunity to build and improve on our competitive position in the U.S. Gulf of Mexico and increase our operational flexibility

•	The capability to further strengthen our financial flexibility

What You Can Expect

Given the tightness we are all experiencing in the labor market, the combination of these two talented labor forces provides for the operational and management depth to continue and accelerate expansion where each company on its own may have previously been constrained. Both companies are currently experiencing high activity levels. Although we will immediately form teams that will focus on integration, it is the work you do everyday that will be the key to our continued success and to yours.

While the integration teams work to ensure a smooth transition, your job duties, responsibilities and work locations will remain consistent. Our integration teams will evaluate all aspects of how our organizations currently function and make recommendations for integrating staff and operations support functions such as accounting, finance, information systems, benefits, human resources policies and procedures, and payroll, etc.

In addition, Hercules Offshore is committed to providing all eligible employees a level of quality benefits at least equal to the current benefits. We do not anticipate any changes to employee benefits prior to January 1, 2008. Our goal is to have essentially the same level of benefits at approximately the same cost for all eligible employees.

In the meantime, we are committed to keeping you informed of decisions that impact you and the Company. There will be additional communications to keep you informed of the progress of the transaction and the integration plans. We look forward to merging these two great companies and over the coming months, various members of the leadership team will visit TODCO and Hercules Offshore locations.

Important Information

In connection with the proposed transaction, Hercules Offshore will file a Form S-4, TODCO will file a definitive proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE FORM S-4 AND THE PROXY STATEMENT WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors may obtain a free copy of the Form S-4 and the proxy statement (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov.

Hercules Offshore and TODCO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hercules Offshore and TODCO in connection with the merger. Information about the directors and executive officers of Hercules Offshore and their ownership of Hercules common stock is set forth in the proxy statement for Hercules Offshore’s 2006 Annual Meeting of Stockholders filed with the SEC on March 24, 2006. Information about the directors and executive officers of TODCO and their ownership of TODCO common stock is set forth in the proxy statement for TODCO’s 2006 annual meeting, which was filed with the SEC on March 22, 2006. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.